Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended March 31,
	2009		2008

Net income (loss)	$432		$(264)
Class A Unit holders (ownership percentage)	x	100%	x	100%
Net income (loss) allocable to Class A Unit holders	$432		$(264)
Class A Units outstanding	7,500		7,500
Net income (loss) per Class A Unit	$0.06		$(0.04)